SCHEDULE A

Series of the Trust

Janus Henderson Small Cap Growth Alpha ETF

Janus Henderson Small/Mid Cap Growth Alpha ETF

Janus Velocity Tail Risk Hedged Large Cap ETF

Janus Velocity Volatility Hedged Large Cap ETF

The Health and Fitness ETF

The Long-Term Care ETF

The Obesity ETF

The Organics ETF

Janus Total Return ETF

Janus Henderson Short Duration Income ETF

Janus Henderson SG Global Quality Income ETF

June 5, 2017